

Empire Global Corp
(OTCQB:EMGL)

ANNUAL GENERAL MEETING

AUGUST 2015

forward looking statements

This Presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "forecast," "plans," "intends," "potential" and similar expressions. These statements reflect the company's current beliefs and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.

Factors which may cause such differences include the company's ability to complete additional acquisitions, expand our distribution, increase our client base and other risks disclosed in the Company's SEC filings. The company undertakes no obligation to update or advise in the event of any change, addition or alteration to the information covered in this press release, including such forward-looking statements.

in the news

- Empire Global to Acquire Alea Srl and Ten Gaming Arcades
- Empire Global completes acquisition of corners
- Empire Obtains New Gioco Brand Trademark (July 2015)
- Empire Global to Acquire New Land-based Locations (July 2015)
- Empire Global Announces ISO Certification (July 2015)
- Empire Global Opens New Gaming Arcade in Rome
- Multigioco Pro-Team Poker Star Wins Big
- Empire Global Qualified for OTCQB Venture Marketplace
- Empire Global Corp. engaged Dundee Capital Markets to assist in the Company's evaluation and financing of acquisition of licensed on-line and off-line gaming companies (March 2015)
- "… it was the first big strike of 2015 in the online gaming industry, Empire Global Corp. discreetly acquires Multigioco Srl …" (Agripro news – Rome, January 2015)
- Empire Global Corp. Commences Consolidation Strategy in Italy (January 2015)

- Empire Global Corp. Signs Breakthrough Deal to Acquire Major Gaming Operator and Talent in Italy (December, 2014)
- Empire Global Corp. to Acquire Key Gaming Licence in Italy (November 2014)
- Empire Global Corp. Adds to Gaming Network in Italy (November 2014)
- Empire Global Corp. Closes CDN$3.0 Million Private Placement Financing (October 2014)
- Empire Global Corp. enters into Material Definitive Agreement to Acquire e-sports gaming developer in South Korea (September 2014)
- Empire Global Corp. enters into Strategic Alliance with Delamore and Owl Group of Companies (September 2014)
- Empire Global Corp. enters into Material Definitive Agreement to Acquire Licensed Gaming Company in Malta (September 2014)
- Empire Global Corp. completes Acquisition of Licensed Gaming Operator in Italy (August 2014)

empire global today

Empire operates as a lottery and gaming retailer through our subsidiary Multigioco Srl, an established company:

- An ISO Certified mid-tier licensed operator in Italy on a superior gaming platform
- Dedicated, trend savvy leadership
- Well positioned in a large, opportunistic, consolidating market
- Profitable, cash generating gaming business
- Proven organic and acquisition growth strategies
- Neighbourhood betting shops speckled throughout Italy:
  - 850 online web-café
  - 10 land-based centres (arcades and corners)
- Wide range of product offering
  - Sports betting, poker, casino games, bingo, card games, lottery, horse racing

OTCQB:EMGL 07-Aug-15			
Stock Price	$	0.90	
		Low	High
52 Week	$ 0.35	$	1.15
		Bid	Ask
Quote	$ 0.72	$	0.90
Capital Structure			
Authorized Shares			80,000,000
Outstanding			23,264,800
Float			661,264
Shareholders of record			300
Market Cap	$		18,611,840

delivering on expectations

Multigioco Acquisition

Cash generative, sustainable acquisition

Solid balance sheet, cash flow and access to bank financing

Large online web-café footprint (850 shops in Italy)

Acquired Rifa Srl and New Gioco assets for land-based distribution

Gaining momentum with new agencies and corners

Enhancing distribution channel through enthusiastic partners

Transformation is delivering revenue and margin increases

results

Multigioco operations results

	Since Acquisition			2 Quarter		
	Dec 31, 2014	**%**	**Jun 30, 2015**	**%**	**Jun 30, 2014**	**%**
Turnover web-based	$ 30,454,640		$ 29,829,693		$ 35,381,594	
Turnover land-based			946,046		-	
Total Turnover	30,454,640	100.00%	30,775,739	100.00%	35,381,594	100.00%
			-		-	
Winnings web-based	28,330,799		27,677,217		32,895,053	
Winnings land-based			780,349		-	
Total Winnings/payouts	28,330,799	93.03%	28,457,566	92.47%	32,895,053	92.97%
			-		-	
Gross Gaming Revenues	2,123,841	6.97%	2,318,172	7.53%	2,486,542	7.03%
			-		-	
Less: AAMS Gaming Taxes	382,310	1.26%	440,163	1.43%	438,538	1.24%
			-		-	
Net Gaming Revenues	$ 1,741,531	5.72%	$ 1,878,010	6.10%	$ 2,048,003	5.79%

year in review



the plan

Vision: To become a global leader in gaming solutions

Mission: Achieve the status of becoming a top 5 gaming operator in Italy by growing through acquisitions and developing internal synergies

Competitive Advantage:
1. Acquisitions at deep discounts
2. Securing key locations

Creating value:
1. Implement cost savings on overhead
2. Facilitate a recognizable name brand
3. Vertical integration – become a 'Retailer' and a 'Supplier'

execution

Capitalize on 2016 license consolidation

Organic business development initiatives

Acquisitions – opportunistic and accretive

Increase Investor awareness and relations efforts (August 2015)
- Wall Street Conferences
- Best of the Uncovered Conference, Los Angeles
- Institutional investor/analyst outreach
- Press releases, conference calls and road shows

opportunity for growth



EBITDA Build-up

equals shareholder return

Commitment to…

- invest in product specific promotion to yield higher margins

- align costs to improve profitability

- incorporate Standard Operating Procedures

- emphasise corporate values amid expansion

- maximizing shareholder value by managing dilution

the industry

- **Tightly regulated industry to discourage widespread nefarious gaming operations**

- **Highly fragmented industry with a number of smaller independent operators**
  - Separate licensing for online operators and land based operators

- **Land-based operators' license expires June 2016**

- **License renewal in June 2016:**
  - Not financially viable for small operators
  - Acts as a forced consolidation due to the difficulty in auditing numerous small operations

- **4th largest gaming market in the world**

- **Online gambling statistics**
  - Top 10 operators account for 75% of revenue
  - 640,000 active monthly players
  - Average expenditure per player $103 USD



Content Developer
- Create gaming service
- fee-for-service
- B2B

Network Provider
- B2B
- Connect the Gaming Provider to the content system and AAMS for a commission

Gaming Operator
- B2C
- Land and/or Online based

risks and competition

Current challenges:

- High cost of obtaining financing
- Unfavourable financing terms
- Short term liquidity & working capital constraint

Obstacles to growth trajectory:

- Lack of favourable financing types
- Uncertainty of capital raise for the license tender

beyond tomorrow

Accessible EU markets:
- Spain
- Malta
- Balkans
- Korea

Developing markets
- United States

strategic partners

Dundee Capital Markets

Mackie Research Capital Corp.

Tangiers Investment Group, LLC

Chicago Venture (Typennex Co-Investment, LLC)

Benchmark Advisors, LLC

Barwicki Investor Relations, Inc.

Singular Research (Solaris Select), LLC

Edison Research (UK)

ceo summary

Transformational acquisitions completed

Transition to gaming industry

Committed to increasing shareholder value

Experienced and collaborative leadership team

2014 financials impacted by acquisition and development costs

2015 business plan goals continue transformation of new gaming business

2016 set-up as a booming opportunity with 2016 license consolidation in Italy

Solid upshot potential for investors

Leadership

Michele Ciavarella
(*Chairman and CEO*)

Michele has over 25 years of executive, c-level and senior level management along with practical Six Sigma, S5 and Kaizen lean business process experience.

Michele began his career as a teacher then moved into the investment management business from 1990 through to joining the Company in 2004.

Alessandro Marcelli
(*President and VP Operations Italy*)

Alessandro brings 20 years of professional experience in the technology industry having a broad range of applicable cross border experience.

Alessandro was formerly a Software Project Manager with NATO, manager of the Vodafone operational & maintenance centre in Italy and the COO and Managing Director of New Gioco.

Beniamino Gianfelici
(*Executive Director, Italy*)

Beniamino is the founder and director New Gioco and has over 25 years of experience in gaming operations in Italy.

Prior to establishing New Gioco in the gaming business, Mr. Gianfelici, formed and operated a major construction enterprise which designed, engineered and constructed a number of prominent buildings in Rome, Italy.